FILED BY FGL HOLDINGS

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FGL HOLDINGS

COMMISSION FILE NO. 001-37779

Talking Points for VP+

•	On Feb. 7 we announced an agreement for FNF to acquire F&G that we believe best serves the interest of our stakeholders.

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In addition to being a large shareholder in our company, FNF is a Fortune 500 company listed on the NYSE. FNF has a long and successful track record for acquiring and growing other companies in the financial services sector.

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Pending regulatory approval and other customary closing conditions, the transaction is expected to close in the second quarter of 2020. FNF will pay $12.50 per F&G common share, and consideration will be in the form of 60% cash and 40% FNF stock.

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FNF sees great potential in F&G’s best-in-class management team and strong and stable earnings profile. F&G is expected to operate largely “business as usual” under FNF’s ownership. To be clear, the transaction does not contemplate meaningful integration. F&G has allocated significant resources to recruiting and retaining top talent and expects this strategy to continue.

•	Following the closing of the transaction, F&G will continue to be led by its current management team under Chris Blunt as President and CEO. The company will remain headquartered in Des Moines, Iowa.

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We have extended our relationship with Blackstone to continue to manage our general account assets and remain our strategic partner, as they are critical to our strategy of providing high-quality annuity and life insurance products.

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F&G will benefit from FNF’s strong balance sheet, higher ratings, long-standing financial institution relationships, and significant capital resources. F&F will benefit from F&G’s strong return profile as well as revenue and business cycle diversification (FNF’s business generally benefits from lower interest rates, while F&G’s business generally benefits from higher interest rates).

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FNF has significant capital resources and is supportive of F&G’s strong growth trajectory. F&G expects FNF’s ownership will meaningfully accelerate its strategy of distribution through financial institutions and strengthen its operations.

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FNF is a leading title insurance and escrow services company in the United States and serves the residential, refinance, and commercial markets, including as a provider of centralized settlement services.

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FNF generated over $7.5 billion of revenue in the trailing twelve months ended 9/30/2019. FNF has nearly 25,000 employees and is headquartered in Jacksonville, Florida with offices in Omaha, Nebraska and Las Vegas, Nevada.

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FNF owns nearly 8% of F&G common shares and FNF directors William Foley and Rick Massey are also F&G directors. As a large shareholder of F&G, FNF understands F&G’s excellent growth prospects and respects the high-quality management team at F&G.

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From now until the closing of the transaction, F&G will operate in the ordinary course of business and our employees will continue to focus on performing their daily responsibilities, delivering strong financial results, executing on F&G’s initiatives, and serving our policyholders.

Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This material contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to the Company, including statements relating to the Mergers and related matters. Such statements are subject to risks and uncertainties, many of which are beyond F&G’s and FNF’s control, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of FNF or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage growth their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (12) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties identified in F&G’s and FNF’s filings with the Securities and Exchange Commission (“SEC”). F&G cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional Information about the Proposed Transaction and Where to Find It

This material relates to a proposed transaction between FNF and F&G, which may become the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. This material is not a substitute for the registration statement and relevant solicitation materials that FNF may file with the SEC or any other documents which FNF may send to its or the Company’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov). In addition, documents would be available for free from the Company by contacting Jamie Lillis, Managing Director, Solebury Trout, 203-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This material is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping Americans prepare for and live comfortably in their retirement. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG. For more information, please visit www.fglife.bm.

Contacts:

Investors:

Jon Bayer

investors@fglife.bm

410.487.8898

Media:

Renee Hamlen

media@fglife.bm

515.850.5704

Jonathan Keehner / Tim Ragones / Kate Clark

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449